Exhibit 23.2

The Directors	Our ref	6002745.00081
Amarin Corporation Plc
110 Cannon Street
London
EC4N 6AR

27 June 2008

Dear Sirs:

AMARIN CORPORATION PLC (THE "COMPANY")

We hereby consent to the filing of the legal opinion dated the date hereof in its full form and the use of our name under the caption "Legal Matters" contained in the Prospectus which is included in the Registration Statement dated 27 June 2008 or in such other form as we may approve in writing.

In giving such consent, if and to the extent that this might otherwise apply in relation to the giving of an opinion governed by English law, we do not admit that we are in the category of persons whose consent is required under Section 7 of the US Securities Act or the Rules and Regulations thereunder.

Yours faithfully

Kirkpatrick & Lockhart Preston Gates Ellis LLP